Forbes

SEPTEMBER 2 • 2013 EDITION


MEET
BIG BROTHER

THE 100 MOST INNOVATIVE COMPANIES



Stock pickers Robert Mitchell and William Martindale: seeking growth in widgets and parking spaces.

PHOTO SUPPLIED BY CONESTOGA CAPITAL ADVISORS LLC

INVESTING IN INNOVATORS

Your big payoff may not come from a scientific breakthrough. It may come from a cup of coffee.

BY WILLIAM BALDWIN

If you want to make money off innovative companies, don't look for robots and rocket ships. Instead, look for novel business methods.

That advice comes from William Martindale Jr. and Robert Mitchell, money managers who started the Conestoga Small Cap fund in 2002. They hunt for imaginative companies that are too small to make the Innovators 100 list but have the growth that might put them on the list someday.

Conestoga's portfolio includes a company that has a way to expedite the delivery of tiny parts, a company that owns an indispensable database of commercial real estate and a vendor of algorithms that tell hotels how much to gouge. You could call this low technology—the place where inventiveness meets mundane product lines.

The mundane has paid off rather well for Conestoga. Over the past decade the $500 million fund has delivered an 11.4% annual return, 3.5 percentage points ahead of the S&P 500 index. That return is net of a 1.1% expense drag.

It's possible, of course, to make a killing in high tech—if, say, the gene scientists you are betting on land a blockbuster drug. But you won't find pharma startups among the 50 companies in which Conestoga has staked money. Per Mitchell: "It's a binary risk," a polite way of saying the fund is not going to put money on the FDA's roulette wheel.

Nor will Martindale and Mitchell bet on a venture that has yet to turn a profit. They gave a brush-off to loss-making Tesla Motors, Martindale notes wistfully, missing out on the spectacular run-up in Tesla's share price. They'd rather own a business that finances its innovation out of the profits from existing products.

Proto Labs, the widget outfit, fits the bill. Its customers are smallish manufacturers who order metal and plastic parts they put into other things. They need to go from blueprint to finished pieces in a matter of days, and Proto has the software and the machinery to make this happen almost automatically. Here, R&D does not mean cutting-edge science. It means going beyond thermoplastic elastomers into high-density polyethylene. Sales have doubled over the last two years.

Conestoga's largest holding is in CoStar Group, which has assembled a pile of data on commercial buildings that is a must-have for brokers, tenants and developers. CoStar spends a lot of money collecting facts—counting parking spaces, for example—and a lot of money writing software to make sense of the facts.

Pros Holdings concocts innovative pricing formulas. Classically, the game of price variations had an airline or hotel trying to unload expiring inventory



on bargain hunters without disturbing the prices it was collecting from regular customers. Pros has taken techniques learned in the travel business into new territories. Its website lists such clients as a manufacturer of air-conditioning equipment and a distributor of industrial products, and boasts of helping them put an end to overly generous discounting.

Economic growth is all about innovation, but only some of it is as dramatic as inventing the lightbulb or creating the aerospace industry. A lot of it is as pedestrian as delivering parts faster or jacking up prices in an artful fashion.

Consider the simple business of selling cups of coffee. An innovator came up with a way to translate "coffee" into Italian and double the price. That clever idea turned out to be worth $50 billion, to judge from the excess of Starbucks' market value over its tangible assets.

Martindale and Mitchell have a checklist of desirable attributes in a growth stock: a 10% or larger stake held by managers, a return on equity of at least 15%, debt less than two-thirds of shareholders' equity and a business line that newcomers cannot easily replicate.

But every investor wants beautiful businesses with beautiful balance sheets, so you have to pay a premium to get in. In relation to either sales or cash flow from operations, the Conestoga companies are collectively priced at more than double the level of the Russell 2000 Growth index. (These statistics come from Morningstar, like CoStar a database company and a Conestoga holding.)

There are risks. What if Amazon went into Internet ordering systems like the one at Proto Labs? What if Google copied CoStar's collection of building photos?

Growth companies suffer attacks from below, too. One of the Conestoga favorites is Simpson Manufacturing, an innovator in construction ties for wood-framed buildings. These are straps that cut the cost of labor and reduce the risk that a building will come apart.

Simpson is proud of its research labs, which include an earthquake simulator. But a metal strap is still just a metal strap. Simpson lost its business at the Lowe's hardware chain when a subsidiary of Warren Buffett's Berkshire Hathaway horned in with a discount.

In short, when you buy a growth company you have high expectations but also a high risk of disappointment. A few prospects, selected from the Conestoga portfolio, are listed in the table. The good: They spend heavily on R&D. The bad: They are priced at steep multiples of earnings—steep enough, at any rate, to scare away a value investor like Buffett. Ⓕ

SMALL COMPANIES WITH BIG IDEAS

THESE COMPANIES IN THE CONESTOGA PORTFOLIO INVEST HEAVILY IN THEIR FUTURES.

				PRICE TO			
COMPANY / BUSINESS	RECENT PRICE	SALES[1] ($MIL)	R&D/ SALES	EARNINGS	CASH FLOW[2]	BOOK VALUE	SALES GROWTH[3]
PROS HOLDINGS / PRICE OPTIMIZATION ALGORITHMS	$31	$132	21.8%	176	36	8.8	12%
MEDIDATA SOLUTIONS / SOFTWARE FOR CLINICAL TRIALS	87	246	18.2	106	68	14.4	26
BLACKBAUD / FUNDRAISING SOFTWARE	35	484	14.1	102	16	10.3	10
COSTAR GROUP / REAL ESTATE DATA	162	409	9.7	263	47	5.4	11
HEALTHSTREAM / ONLINE MEDICAL TRAINING	34	116	8.5	115	38	6.6	18
STAMPS.COM / DIGITAL STAMPS	40	123	8.2	20	21	9.0	6
MORNINGSTAR / SECURITIES DATA	78	676	7.8	31	21	5.0	9
ABAXIS / PORTABLE BLOOD ANALYSIS SYSTEMS	41	187	7.4	33	31	5.0	13
ALIGN TECHNOLOGY / DENTAL EQUIPMENT	44	597	7.4	NM	23	6.7	15
PROTO LABS / PROTOTYPE PARTS	63	143	7.3	52	35	8.8	30
MERIDIAN BIOSCIENCE / MEDICAL DIAGNOSTIC KITS	24	183	5.9	27	21	6.7	6
TYLER TECHNOLOGIES / SOFTWARE FOR GOVERNMENTS	75	388	5.4	67	38	13.2	9
SIMPSON MANUFACTURING / HURRICANE TIES, JOIST HANGERS	32	667	5.3	37	32	2.0	-5
RUSSELL 2000 GROWTH INDEX				24	20	4.2	

PRICES AS OF AUG. 7. NM: NOT MEANINGFUL. [1]LAST 12 MONTHS. [2]FROM OPERATIONS. [3]OVER 5 YEARS, ANNUALIZED. *SOURCES: INTERACTIVE DATA AND THOMSON REUTERS FUNDAMENTALS VIA FACTSET RESEARCH SYSTEMS; MORNINGSTAR; BLOOMBERG.*

CONESTOGA
CAPITAL ADVISORS

*Top Ten Equity Holdings as a percent of the Fund's assets. The Conestoga Small Cap Fund can be purchased fund direct or is available through most major mutual fund platforms. Please visit www.conestogacapital.com or contact Conestoga Capital Advisors for additional instructions. Performance is based upon closing NAV calculation on listed dates and represents past performance. Past performance does not guarantee future results and current performance may be lower or higher than the performance quoted. Performance data includes reinvestment of dividends. Investment returns and principal value of an investment in Conestoga Small Cap Fund will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. For the Fund's daily NAV, list of additional holdings, total return as of the most recent month-end and a copy of the Fund's prospectus, please visit www.conestogacapital.com or call 1-800-320-7790. The prospectus contains information about the Fund's investment objective, risks, charges, and expenses which an investor should consider before investing.

(1) Although the Fund has adopted a Shareholder Servicing Plan that will allow the Fund to pay an annual fee of up to 0.25% of its average daily net assets for providing services to the Fund's shareholders, the Fund does not expect to pay any Shareholder Servicing Fees in the current fiscal year.

(2) Conestoga Capital Advisors, LLC (the Adviser) has contractually agreed to limit the Fund's net annual operating expenses to 1.10% of the Fund's average daily net assets until at least February 1, 2013, subject to termination at anytime at the option of the Fund.